UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ONLINE RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68273G101

(CUSIP Number of Class of Securities)

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

(703) 653-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David M. Calhoun, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No.1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) by Online Resources Corporation, a Delaware corporation (“Company” or “Online Resources”), on February 8, 2013. This Schedule 14D-9 relates to the offer by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the outstanding shares of common stock, par value $0.0001per share (the “Shares”), of the Company, at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by ACI and Purchaser with the SEC on February 8, 2013, and the related Offer to Purchase dated February 7, 2013 and Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and Online Resources.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in Item 8 under the subsection captioned “U.S. Antitrust Clearance” is hereby amended and supplemented by inserting the following paragraph as the third paragraph:

“On February 15, 2013, Online Resources and ACI received notification that the DOJ and FTC have granted early termination of the waiting period applicable under the HSR Act in connection with the Offer. Termination of the waiting period under the HSR Act satisfied one of the conditions to the consummation of the Offer.”

The information set forth in Item 8 under the subsection captioned “Litigation” is hereby amended and supplemented by deleting the first paragraph, and inserting the following paragraph as the first paragraph:

“On or about February 6, 2013, a putative stockholder class action lawsuit captioned James J. Scerra v. Joseph L. Cowan, John C. Dorman, Edward D. Horowitz, Bruce A. Jaffe, Donald W. Layden, Jr., Michael E. Leitner, Ervin R. Shames, William H. Washecka, Barry D. Wessler, Online Resources Corporation, ACI Worldwide, Inc. and Ocelot Acquisition Corp., C.A. No. 8280, was filed in the Court of Chancery of the State of Delaware against the Company, the individual members of the Board of Directors, ACI and Purchaser. The complaint alleges, among other things, that the Company’s directors breached their fiduciary duties in connection with the Transaction, and that ACI and Purchaser aided and abetted these purported breaches. Among other things, the complaint seeks: (i) to enjoin defendants from completing the proposed acquisition, (ii) to rescind, to the extent already implemented, the proposed Transactions, and (iii) to direct the individual defendants to account to plaintiff and the putative class for purported damages. On February 14, 2013, plaintiff Scerra filed an amended complaint (“Scerra Amended Complaint”) and added, among other things, allegations that the defendants failed to disclose all material information regarding the proposed transactions. On or about February 13, 2013, putative stockholder class action lawsuits captioned Ilya Pichkhadze v. Joseph Cowan et al., C.A. No. 8311 (“Pichkhadze Complaint”), and James Saxton v. Online Resources Corp. et al., C.A. No. 8312 (“Saxton Complaint”), were likewise filed in the Delaware Chancery Court. Both the Pichkhadze and Saxton lawsuits made allegations and asserted claims similar to those in the Scerra Amended Complaint. The foregoing description is qualified in its entirety by reference to the Scerra Amended Complaint, the Pichkhadze Complaint and the Saxton Complaint, which are filed as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G) to the Schedule TO and which are incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented inserting the following exhibits thereto:

(a)(11)	Amended Complaint, filed on February 14, 2013 in the Court of Chancery of the State of Delaware, captioned
James J. Scerra v. Joseph L. Cowan, et.al. (Case No. 8280-VCN) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(12)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph Cowan, et.al (Case No. 8311) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(13)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

Online Resources Corporation

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

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